Filed by NXP Semiconductors N.V.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between NXP Semiconductors N.V. (“NXP”) and Freescale Semiconductor, Ltd. (“FSL”).

Important Information For Investors and Shareholders

In connection with this proposed business combination, NXP has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a preliminary joint proxy statement of NXP and FSL that also constitutes a preliminary prospectus of NXP. The information contained in the preliminary joint proxy statement/prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of NXP and FSL may file with the SEC other documents in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NXP AND FSL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus (when available) will be mailed to shareholders of NXP and FSL. Investors and security holders will be able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed with the SEC by NXP and/or FSL through the internet website maintained by the SEC at http://www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by NXP will also be available free of charge on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by FSL will be available free of charge on FSL’s Investor Relations internet website at http://investors.freescale.com or by writing to Freescale Semiconductor, Ltd., c/o Freescale Semiconductor, Inc., 6500 William Cannon Drive West, Austin, Texas 78735, Attention: Investor Relations or by phone at 1-512-895-2454.

Participants in Solicitation

NXP, FSL, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of NXP is set forth in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the SEC on March 6, 2015. Information about the directors and executive officers of FSL is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on March 16, 2015.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, may be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between NXP and FSL are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to numerous factors, risks and uncertainties about NXP and FSL, may include projections of their respective future business, strategies, financial condition, results of operations and market data. These statements are only predictions based on current expectations and projections about future events. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including the risk factors set forth in the preliminary joint proxy statement/prospectus, NXP’s most recent Form 20-F and FSL’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to obtain the approval of shareholders of NXP or FSL in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	NXP’s and FSL’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	the ability of either NXP or FSL to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

FSL’s and NXP’s forward-looking statements are based on assumptions that may not prove to be accurate. Neither FSL nor NXP can guarantee future results, level of activity, performance or achievements. Moreover, neither FSL nor NXP assumes responsibility for the accuracy and completeness of any of these forward-looking statements. FSL and NXP assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

***

The following presentations were distributed on April 30, 2015 during Town Meetings with employees at NXP and Freescale.

Proposed Merger will create a Semiconductor Power House

Tremendous growth opportunities in many applications Growth opportunities by serving many applications Everything Smart Everything Connected Everything Secure

Proposed Merger will create a Complete Portfolio

Future S&C will be organized in 6 BLs to win RUDY STROH BU SECURITY & CONNECTIVITY GEOFF LEES* BUSINESS LINE MICROCONTROLLERS ASIT GOEL BUSINESS LINE SECURE MONITORING & CONTROL RAFAEL SOTOMAYOR BUSINESS LINE SECURE MOBILE TRANSACTION CHRIS FEIGE BUSINESS LINE SMART ANTENNA SOLUTIONS PETE RODRIGUEZ BUSINESS LINE SECURE INTERFACES & POWER ULI HUEWELS BUSINESS LINE SECURE IDENTIFICATION SOLUTIONS

FREESCALE & NXP MERGER UPDATE

INTEGRATION UPDATE—TIMELINE & MILESTONES MARCH—APRIL Initial announcement March 2, 2015 File draft Prospectus with the SEC Identify integration work streams and assign teams and team leads Understand current structures, processes and systems at NXP and Freescale Draft Day One expectations for working as one combined entity.

INTEGRATION UPDATE—TIMELINE & MILESTONES MAY – SECOND HALF OF 2015 Begin design phase of merger process to prepare for a successful Day One Begin selecting best business processes and IT systems between companies Hold Special Shareholder Meetings for Freescale and NXP (expect final decision) Target closing of proposed merger and begin operating as one company.

CEO’S DIRECT REPORTS The new team will officially assemble on Day One Current leaders of each organization continue leading their respective teams The new team will select next level managers

CEO DIRECT REPORTS RUDY STROH BUSINESS UNIT SECURITY & CONNECTIVITY KURT SIEVERS BUSINESS UNIT AUTOMOTIVE TOM DEITRICH BUSINESS UNIT DIGITAL NETWORKING FRANS SCHEPER BUSINESS UNIT STANDARD PRODUCTS PAUL HART BUSINESS UNIT RF POWER PETER KELLY CHIEF FINANCIAL OFFICER FINANCE GUIDO DIERICK GENERAL COUNSEL LEGAL DAVID REED HEAD OF TECHNOLOGY / OPERATIONS TECHNOLOGY & OPERATIONS STEVE OWEN CHIEF SALES & MARKETING OFFICER SALES & MARKETING DENNIS SHULER CHIIEF HUMAN RESOURCES OFFICER HUMAN RESOURCES